SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

First Reserve Sustainable Growth Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

336169107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336169107

1	Name of Reporting Persons First Reserve Sustainable Growth Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,560,989 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,560,989 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,989 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 20.0% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in Amendment No. 2 to the Issuer’s registration statement on Form S-1 (File No. 333-252717).

(2)	Does not include 5,132,527 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

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CUSIP No. 336169107

(3)

The percentage set forth in Row 11 of this Cover Page is based on the 27,804,944 shares of the Issuer’s common stock outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

2

CUSIP No. 336169107

1	Name of Reporting Persons FRSGC Management Company LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,560,989 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,560,989 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,989 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 20.0% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in Amendment No. 2 to the Issuer’s registration statement on Form S-1 (File No. 333-252717).

(2)	Does not include 5,132,527 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

3

CUSIP No. 336169107

(3)

The percentage set forth in Row 11 of this Cover Page is based on the 27,804,944 shares of the Issuer’s common stock outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

4

CUSIP No. 336169107

1	Name of Reporting Persons Alex T. Krueger
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,560,989 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,560,989 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,989 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 20.0% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in Amendment No. 2 to the Issuer’s registration statement on Form S-1 (File No. 333-252717).

(2)	Does not include 5,132,527 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

1

CUSIP No. 336169107

(3)

The percentage set forth in Row 11 of this Cover Page is based on the 27,804,944 shares of the Issuer’s common stock outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

2

CUSIP No. 336169107

1	Name of Reporting Persons Neil A. Wizel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,560,989 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,560,989 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,989 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 20.0% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in Amendment No. 2 to the Issuer’s registration statement on Form S-1 (File No. 333-252717).

(2)	Does not include 5,132,527 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

3

CUSIP No. 336169107

(3)

The percentage set forth in Row 11 of this Cover Page is based on the 27,804,944 shares of the Issuer’s common stock outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

4

CUSIP No. 336169107

1	Name of Reporting Persons Gary D. Reaves
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,560,989 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,560,989 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,989 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 20.0% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in Amendment No. 2 to the Issuer’s registration statement on Form S-1 (File No. 333-252717).

(2)	Does not include 5,132,527 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 336169107

(3)

The percentage set forth in Row 11 of this Cover Page is based on the 27,804,944 shares of the Issuer’s common stock outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

Item 1.

(a)	Name of Issuer:

First Reserve Sustainable Growth Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

262 Harbor Drive, Third Floor
Stamford, CT 06902

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

First Reserve Sustainable Growth Sponsor LLC (the “Sponsor”)
FRSGC Management Company LLC (the “Manager”)
Alex T. Krueger
Neil A. Wizel
Gary D. Reaves

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o First Reserve Sustainable Growth Sponsor LLC, 262 Harbor Drive, Third Floor, Stamford, CT 06902.

(c)	Citizenship of each Reporting Person is:

Both the Sponsor and the Manager are organized in the State of Delaware. Alex T. Krueger, Neil A. Wizel and Gary D. Reaves are each citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

336169107

Item 3.

Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2021, based upon 27,804,944 shares of Class A Common Stock outstanding as of November 22, 2021 and assumes the conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
First Reserve Sustainable Growth Sponsor LLC	5,560,989	20.0%	0	5,560,989	0	5,560,989
FRSGC Management Company LLC	5,560,989	20.0%	0	5,560,989	0	5,560,989
Alex T. Krueger	5,560,989	20.0%	0	5,560,989	0	5,560,989
Neil A. Wizel	5,560,989	20.0%	0	5,560,989	0	5,560,989
Gary D. Reaves	5,560,989	20.0%	0	5,560,989	0	5,560,989

The Sponsor is the record holder of 5,560,989 shares of Class B Common Stock. The Manager is the sole managing member of the Sponsor. Alex T. Krueger, Neil A. Wizel and Gary D. Reaves are managers of the Manager and share voting and investment discretion with respect to the shares held of record by the Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	FIRST RESERVE SUSTAINABLE GROWTH SPONSOR LLC

By: FRSGC Management Company LLC, its sole member

	By:	/s/ Neil A. Wizel
	Name:	Neil A. Wizel
	Title:	Manager

FRSGC MANAGEMENT COMPANY LLC

	By:	/s/ Neil A. Wizel
	Name:	Neil A. Wizel
	Title:	Manager

/s/ Alex T. Krueger
Alex T. Krueger

/s/ Neil A. Wizel
Neil A. Wizel

/s/ Gary D. Reaves
Gary D. Reaves

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement

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